AMARC ACQUIRES NEW GROUND TO EXTEND ITS HUBBLE PROPERTY
IN SOUTH-CENTRAL BRITISH COLUMBIA

December 22, 2011 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces that it has entered into a purchase agreement to acquire six mineral claims comprising approximately 70 square kilometres (the "property") adjacent to its Hubble property in south-central British Columbia. Pursuant to the agreement, Amarc can acquire a 100% interest in the property by issuing 80,000 common shares and making a cash payment of $50,000. The agreement is subject to acceptance by the TSX Venture Exchange. The Amarc shares will be subject to a statutory four-month hold period under Canadian securities requirements.

Amarc holds a 100% interest in the Hubble property, located within the Blackwater district approximately 35 kilometres northeast of New Gold's Blackwater deposit for which an Indicated Resource of 184 million tonnes at 0.94g/t gold and 4.9 g/t silver and an Inferred Resource of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off has been announced (New Gold website). New Gold acquired the Blackwater deposit from Richfield Ventures Corp. in June 2011 through a transaction valued at approximately $550 million (see New Gold press release April 4, 2011).

A property map showing the location of the Hubble property and the new acquisition, known as Hubble East, is posted on Amarc's website at http://www.amarcresources.com/ahr/MapsFigures.asp. Amarc initiated a regional field program at Hubble in 2011, undertaking approximately 370 line kilometres of helicopter-borne magnetic and electromagnetic geophysical surveys from which a number of epithermal gold-silver and gold-copper porphyry-type targets were identified for follow-up. Induced Polarization ground geophysical surveys have been completed over these target areas and results from the program are being assessed.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo property, located to the west of New Gold’s Blackwater holdings.

About Hunter Dickinson Inc.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.